Filed pursuant to Rule 424(b)(3)

Registration No. 333-284788

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated February 14, 2025)

Interactive Strength Inc.

Up to 377,801 Shares of Common Stock

This prospectus supplement supplements the prospectus dated February 14, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-284788). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offering and resale by TR Opportunities I LLC (the “selling stockholder”) of up to 377,801 shares of common stock (after adjusting the original 3,778,008 shares to reflect the 1-for-10 reverse stock split effective June 27, 2025 (the “Reverse Stock Split”)), $0.0001 par value (“Common Stock”) of Interactive Strength Inc. (the “Company”), consisting of: (a) 310,373 shares of Common Stock (after adjusting the original 3,103,734 shares to reflect the Reverse Stock Split) (the “Note Shares”) issuable pursuant to a senior secured convertible note issued by the Company (the “Note”) in the aggregate principal amount of $3,250,000 (based on two times the quotient of the conversion amount of $4,862,000, which includes interest and conversion premium, and the conversion price of $31.30 (after adjusting the original conversion price of $3.13 to reflect the Reverse Stock Split)) and (b) 67,427 shares of Common Stock (after adjusting the original 674,274 shares to reflect the Reverse Stock Split) (the “Warrant Shares” and, together with the Note Shares, the “Shares”) issuable pursuant to warrants (the “Warrants” and, together with the Note, the “Securities”).

The Securities were issued pursuant to that certain purchase agreement between us and the selling stockholder, dated January 28, 2025 (the “Purchase Agreement”). The number of shares of Common Stock issuable upon conversion of the Note or exercise of the Warrant, as applicable, are subject to certain beneficial ownership and share issuance caps as set forth in the Purchase Agreement. See “Convertible Note Financing” in the Prospectus for a description of the agreement and “Selling Stockholder” in the Prospectus for additional information regarding the selling stockholder.

The selling stockholder, or its permitted transferees or other successors-in-interest, may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. References to the “selling stockholder” in the Prospectus shall also refer to any permitted transferees or other successors-in-interest to the selling stockholder. The prices at which the selling stockholder sells the Shares will be determined by the prevailing market price for the shares or in negotiated transactions. We provide additional information about how the selling stockholder may sell the Shares in “Plan of Distribution” on page 172 of the Prospectus.

We are not offering any shares of our common stock for sale under the Prospectus. We are registering the offer and resale of the Shares to satisfy contractual obligations owed by us to the selling stockholder pursuant to the Purchase Agreement and documents ancillary thereto. Our registration of the Shares covered by the Prospectus does not mean that the selling stockholder will offer or sell any of the Shares. Any of the Shares subject to resale hereunder will have been issued by us and acquired by the selling stockholder prior to any resale of such Shares pursuant to the Prospectus. No underwriter or other person has been engaged to facilitate the sale of the Shares in this offering. The selling stockholder will pay or assume discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar expenses, if any, incurred for the sale of the Shares.

We will receive $5.42 per share (as a result of the Company and the selling stockholder entering into Inducement Letter and the selling stockholder simultaneously exercising part of the Warrant referred to in the Current Report on

Form 8-K attached to this prospectus supplement) as a result of the exercise of 18,450 Warrant Shares by payment of cash for aggregate gross proceeds of approximately $100,000.

Our common stock is listed on Nasdaq under the symbol “TRNR”. On July 10, 2025, the closing price of our shares of common stock was $7.82 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 07, 2025

INTERACTIVE STRENGTH INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41610	82-1432916
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1005 Congress Avenue, Suite 925
Austin, Texas		78701
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 512 885-0035

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	TRNR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on January 28, 2025, Interactive Strength Inc. (the “Company”) issued warrants (the “Warrants”) to purchase up to an aggregate of 67,427 shares (after adjusting the original 674,274 shares to reflect the 1-for-10 reverse stock split effective June 27, 2025 (the “Reverse Stock Split”)) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), at an exercise price of $48.20 per share (after adjusting the original exercise price of $4.82 per share to reflect the Reverse Stock Split).

On July 7, 2025, the Company entered into an inducement offer letter agreement (the “Inducement Letter”) with the holder (the “Holder”) of the Warrants. Pursuant to the Inducement Letter, the Holder agreed to exercise part of the Warrants, equal to 18,450 Warrants (the “Partial Warrants”), at an exercise price of $5.42 per share, the Nasdaq Official Closing Price on July 3, 2025 (such reduced exercise price, the “New Exercise Price”). Simultaneously with the execution of the Inducement Letter, the Company received exercise notices from the Holder for the Partial Warrants for 18,450 shares of Common Stock (the “Partial Warrant Shares”).

The shares of Common Stock underlying the Warrants (the “Warrant Shares”) have been registered for resale pursuant to a registration statement on Form S-1 (File No. 333-284788) (the “Registration Statement”). The Registration Statement is currently effective and, upon exercise of the Partial Warrants will be effective for the resale of the Partial Warrant Shares.

The description of the Inducement Letter is set forth in this report and is qualified in its entirety by reference to the full text of the document, which is attached hereto as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Inducement Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Interactive Strength Inc.

Date:	July 11, 2025	By:	/s/ Michael J. Madigan
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 10.1

INTERACTIVE STRENGTH INC.

July 7, 2025

Holder of Common Stock Purchase Warrants Issued in January 2025

Re: Inducement Offer to Exercise Existing Common Stock Purchase Warrants Issued in January 2025 (this “Letter Agreement”)

Dear Holder:

Reference is made to that certain Warrant To Purchase Common Stock, dated January 28, 2025 (the “Warrant”), issued by Interactive Strength Inc. (the “Company”), issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of January 28, 2025, by and among the Company and the Buyers referred to therein, to purchase Warrant Shares. Except as otherwise defined herein, capitalized terms in this Letter Agreement shall have the meanings set forth in the Warrant.

On June 27, 2025, the Company consummated a 1-for-10 reverse stock split (the “Reverse Split”).

As a holder of the Warrant (“Holder”, “you” or similar terminology), the Company is pleased to offer you the opportunity to receive a reduction in the effective Exercise Price for part of the Warrant Shares underlying the Warrant, equal to 18,450 Warrant Shares (after adjusting the original 184,500 Warrant Shares to reflect a 1-for-10 reverse stock split of the Common Stock) (the “Partial Warrant Shares”) in consideration for you exercising for cash the part of the Warrant equal to all of the Partial Warrant Shares held by you, as set forth on your signature page hereto. The resale of 67,427 Warrant Shares (the complete Warrant Shares amount as adjusted for the Reverse Split and which as-adjusted amount includes the Partial Warrant Shares) underlying the Warrant have been registered for resale pursuant to the effective registration statement on Form S-1 (File No. 333-284788) (the “Registration Statement”). Upon your exercise of your Warrant for the Partial Warrant Shares pursuant to this Letter Agreement, will be effective for the resale of the Warrant Shares. No later than the first (1st) Trading Day following the date hereof, the Company shall file a prospectus supplement to the Registration Statement in connection with the Warrant pursuant to the terms hereunder.

The Company desires to reduce the Exercise Price of the Warrant for the Partial Warrant Shares to $5.42 per share (the “Reduced Exercise Price”) in consideration for you exercising in full for cash all of the Partial Warrant Shares of the Warrant held by you as set forth on your signature page hereto (the “Inducement Warrant Exercise”) on or before the Execution Time (as defined herein)

Expressly subject to the paragraph immediately following this paragraph below, you may accept this offer by executing the signature page of this letter, with such acceptance constituting your exercise in full of the January Warrants for an aggregate exercise price set forth on your signature page hereto (the “Warrant Exercise Price”) on or before 3:59 p.m., Eastern Time, on July 7, 2025 (the “Execution Time”).

If this offer is accepted and this letter agreement is executed by you and the Company by the Execution Time, then no later than the fourth (4th) Trading Day following the date hereof, the Company shall issue a press release disclosing all material terms of the transactions contemplated hereunder and/or file a Current Report on Form 8-K with the Commission disclosing all material terms of the transactions contemplated hereunder, including this letter agreement as an exhibit thereto with the Commission within the time required by the Exchange Act. From and after the issuance of such press release or the filing of such Current Report on Form 8-K, as applicable, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release and/or the filing of such Current Report on Form 8-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, the Warrant Shares issuable upon your exercise of the January Warrants shall be issued free of any legends or restrictions on resale by Holder.

No later than the first (1st) Trading Day following the execution of this Letter Agreement, the Holder shall provide the Company an Exercise Notice for a cash exercises for Partial Warrant Shares in accordance with the terms of the Warrant, provided, however, that the Exercise Price shall reflect the Reduced Exercise Price.

Exhibit 10.1

Sincerely yours,

INTERACTIVE STRENGTH INC.

By:	/s/ Trent Ward
Name:	Trent Ward
Title:	Chief Executive Officer

[Holder Signature Page Follows]

Exhibit 10.1

Accepted and Agreed to:

Name of Holder: _TR Opportunities I LLC_________________________________________

Signature of Authorized Signatory of Holder: __/s/ Antonio Ruiz-Gimenez________________

Name of Authorized Signatory: ___Antonio Ruiz-Gimenez____________________________

Title of Authorized Signatory: ___Authorized Signatory______________________________

Number of Common Stock underlying the Warrant: 18,450

Aggregate Reduced Exercise Price of Holder’s Warrant being exercised contemporaneously with signing this letter agreement: $5.42

DTC Instructions:

DTC Participant:

DTC Number:

Account Number:

[Holder signature page to TRNR Inducement Offer]